EXHIBIT 30

FOR IMMEDIATE RELEASE:                                                      NEWS
March 3, 1998                                        Nasdaq National Market/AVRT
                                                            http://www.avert.com


                          AVERT, INC. ANNOUNCES RECORD
                       FOURTH QUARTER AND YEAR END RESULTS
                     New Customer Growth is up 57% from 1996
      Company Announces Payment of Special Cash Dividend of $.10 Per Share

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced financial results for its fourth quarter and year-ended December 31, 1997.

Net revenues for the fourth quarter increased 10% to $2,412,000 from $2,199,000 in the same period in 1996. Net revenues for 1997 also reached a record
$9,491,000, up 18% from $8,033,000 in 1996. For the year ending December 31, 1997, the Company reported $7,036,000 million in working capital and no long-term debt.

Avert, Inc. also announced the payment of a special cash dividend of $.10 per common share payable on March 23, 1998 to shareholders of record on March 16, 1998.

Fourth quarter net income grew 28% to reach $341,000, or 10 cents per share, versus $266,000, or $.08 cents per share, in the comparable period a year ago. The Company also reported record net income for the year of $1,218,000, or 35 cents per share, up 14% from $1,066,000, or $.31 cents per share, a year ago. Avert's net margins for the fourth quarter and year-end were 14% and 13% respectively.

The Company achieved record growth in the number of new customers signed during 1997, adding 3,068, up 57% from 1,953 signed during 1996. Fourth quarter new customer growth was 630, up 33% from 475 new customers signed during the fourth quarter of 1996.

"During the past year, we have seen our revenue growth rate continue at a healthy pace, although declining in comparison to previous periods," said Suposs. "We believe the reason for this is due in part to the historically low unemployment rates facing most of our customers. We have continued to achieve record numbers in signing new customers, and more aggressive sales programs have shortened the amount of time from their sign-up date to their first purchase. However, the low unemployment rate translates to fewer candidates per position, thus decreasing our total sales per customer."

Revenue from criminal history reports for 1997 grew to $4,754,000, up 17% from a year ago; previous employment reports and credit reports advanced 35% to $1,224,000; motor vehicle driving records increased 5% to $1,000,000; workers' compensation histories declined 10% to $1,114,000; and services grew 102% to $520,000.

"As the unemployment rate remains low, we have found that employers are anxious to hire good candidates quickly. We have seen an increase in the demand for products and services that offer quick turnaround time," continued Suposs. "Our focus on operational improvements this year places us in the position to capitalize on our ability to rapidly broaden our product offering to meet this demand." During the first quarter of 1997, the Company introduced AVERTnet, an interactive web-based order management system to a group of beta customers. This version replaced the previous character-based order entry, report retrieval system with expanded functionality and features. In the second quarter the Company rolled out AVERTnet to all customers. The first phase of the Company's internal software conversion project was well received with additional enhancements incorporated through the end of 1997.

On February 4, 1997, the Avert, Inc. Board of Directors announced a decision to adhere to the Redeemable Warrant expiration date of April 30, 1997. Issued in 1994 during the Company's initial public offering, the 1,000,000 Redeemable Warrants expired on April 30, 1997. The number of shares bought through the conversion was 88,125, with total net proceeds to the Company of $572,812. This increased the total number of shares outstanding to 3,488,125.

During the Company's annual meeting held June 11, 1997, the Shareholders approved a proposal to increase the number of incentive stock options available for employees to 525,000, up from 363,337.

Through its headquarters in Fort Collins, Avert is an information services company that provides applicant screening and employment information to thousands of clients nationwide. Products and services include public records, reference checking, custom services and the KnowledgeLink Help Desk.


EARNINGS RECAP                                                     Fourth Quarter Ended                          Year Ended
                                                                       December 31,                              December 31,
                                                                 1997                1996                1997                1996
                                                                       (unaudited)                                (audited)
Revenue ............................................         $ 2,412,000         $ 2,199,000         $ 9,491,000         $ 8,033,000
Net Income .........................................         $   341,000         $   266,000         $ 1,218,000         $ 1,066,000
Net Income per common share ........................         $       .10         $       .08         $       .35         $       .31
Weighted avg. shares outstanding ...................           3,488,000           3,439,000           3,461,000           3,450,000

BALANCE SHEET DATA                                           December 31,        December 31,
                                                                1997                1996
Working Capital ....................................         $ 7,036,000         $ 6,175,000
Total Assets .......................................         $11,398,000         $ 9,395,000
Total Liabilities ..................................         $   963,000         $   709,000
Shareholders' Equity ...............................         $10,435,000         $ 8,686,000

CONTACT:

Avert, Inc.
Investor Relations
800.367.5933

                                        6